Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

January 21, 2011

CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY

Keira Nakada
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Flamel Technologies S.A.
Form 20-F for the Year Ended December 31, 2009
File No. 000-28508

Dear Ms. Nakada:

On behalf of Flamel Technologies S.A.  (“Flamel” or the “Company”), set forth below are Flamel’s responses to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated December 21, 2010, relating to Flamel’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”).  For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Risk Factors
“We depend on a few customers . . .” page 3

1.
Please provide draft disclosure for inclusion in future periodic reports to indicate the amount of revenues you derive from each of the customers and partners you have specifically identified in this risk factor.

The Company acknowledges the Staff’s comment and, in future periodic reports, will disclose the amount of revenue for each customer or partner that generated greater than 10% of its total revenues. To the extent that the Company uses the same or a similar risk factor, the Company currently intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in: Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels Caracas   Colorado   Springs   Denver   Dubai   Dusseldorf   Frankfurt  Hamburg   Hanoi   Ho Chi Minh City   Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York  Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore  Tokyo   Ulaanbaatar Warsaw   Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

We depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

We depend on a few customers and partners for the majority of our revenues.  Those customers that individually generated more than 10% of our revenue in 2010 include GlaxoSmithKline ([__]%), Merck Serono, ([__]%), and Baxter ([__]%).  The termination of our relationship with any of these major customers or partners and our failure to broaden our customer base could cause our revenues to decrease significantly and result in losses from our operations.  Further, we may be unable to negotiate favorable business terms with customers and partners that represent a significant portion of our revenues.  If so, our revenues and gross profits, if any, may not grow as expected or may not grow at a rate sufficient to make us profitable.

“We depend on a limited number of suppliers for certain raw materials . . .” page 5

2.
Please provide draft disclosure for inclusion in future periodic reports that identifies the raw materials that are the subject of this risk factor, whether the company has any agreements in place for the raw materials, and the name of the manufacturers and/or suppliers.

The Company acknowledges the Staff’s comment to expand this risk factor in future periodic reports.  The Company will identify in future filings the types of raw materials that are the subject of this risk factor and whether the Company has any agreements in place for the raw materials.  The Company does not intend to identify the name of the suppliers.  The risk that the Company believes investors should be aware of is not with respect to the identity of particular suppliers, but that certain elements of the Company’s supply chain are outside of the control of the Company. None of the Company’s raw materials suppliers are the sole source of supply for the raw materials with the exception of suppliers of active ingredients, and the Company believes that sufficient alternatives exist for supply of raw materials if the need arises.  To the extent that the Company uses the same or a similar risk factor, the Company currently intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

We depend on a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient supplies could interrupt our production process and could have a material adverse affect on our business.

We purchase a number of raw materials used in our products from a limited number of suppliers, including a single supplier for certain key ingredients.  These raw materials include excipients such as celpheres and cellets and active ingredients such as Carvedilol used for the production of Coreg CR microparticles and polyglutamate used in the production of our Medusa polymers. The company generally has contracts in place with the suppliers of these materials, which are reviewed periodically based on future forecast requirements.  If the supplies of these materials were interrupted for any reason, our manufacturing and marketing of certain products could be delayed.  These delays could be extensive and expensive, especially in situations where a substitution was not readily available or required regulatory approval.  For example, an alternative supplier may be required to pass an inspection by the FDA for compliance with current Good Manufacturing Practices (cGMP) requirements before we may incorporate that supplier’s ingredients into our manufacturing. We expect to continue relying on our current suppliers for the foreseeable future.  Failure to obtain adequate supplies in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

“We depend on key personnel to execute our business plan . . .” page 5

3.
Please tell us whether you have employment agreements with Messrs.  Willard and Jorda and, if so, confirm that you will disclose this fact in your future periodic reports and file the agreements as soon as practicable as exhibits to your periodic reports.

Flamel has employment agreements with Messrs. Willard and Jorda.  In future periodic reports, the Company will disclose affirmatively that Messrs. Willard and Jorda are not subject to employment contracts for a set period of time The Company does not believe that the agreements themselves have any material information that would be relevant to the risk factor referred to by the Staff.  Based on guidance in Instructions as to Exhibits 4(c)(v) of Form 20-F, the Company does not intend to file such agreements as exhibits to its periodic reports because public filing of these employment agreements is not required in the Company’s home country of France, and they are not otherwise publicly disclosed.

“If our third party collaborative partners face generic competition . . .” page 7

4.	Please provide draft disclosure for inclusion in your future periodic reports that quantifies the amount of revenues you have derived from Coreg CR.

The Company acknowledges the Staff’s comment. In future periodic reports, the Company will quantify the amount of revenues derived from Coreg CR, to the extent material, in this risk factor.  On page 36 of the 2009 Form 20-F, this information is disclosed in ”Operating and Financial Review and Prospects─Results of Operations” for the most recent three year period. The Company intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

If our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

Some of our third party collaborative partners may utilize our drug delivery technologies in products with exclusive rights secured by patents or other means.  These rights are limited in time and do not always provide effective protection for their products.  If our collaborative partners are unable to protect their products’ exclusivity, generic competition may erode their market share, undermine the profitability of their products and limit the royalties we could collect from product sales.  In the near term, the expiration of Hatch-Waxman exclusivity for Coreg CR in April 2010 could open Coreg CR to generic competition, which may negatively affect the royalties we could collect in the future.  To date, we have generated $[   ] in revenues from Coreg CR, more than any other product sold using our drug delivery technology.

“We [may face] product liability claims . . .” page 10
“If we use biological and hazardous materials . . .” page 11

5.	Please provide draft disclosure for inclusion in your future periodic reports that specifies the amount of insurance coverage and the respective costs for such coverage, if material.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

The Company acknowledges the Staff’s comment and will provide additional disclosure regarding insurance coverage in future periodic reports, to the extent material.  The Company intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

We may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies.

The testing, manufacturing and marketing of our products or products that incorporate our drug delivery technologies may expose us to potential product liability and other claims resulting from their use.  If any such claims against us are successful, we may be required to make significant compensation payments.  Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical and biotechnology companies or hospitals conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation.  Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all.  Although we currently maintain general liability insurance with a limit of €8 million and product liability and recall insurance with a limit of €10 million, which are amounts that we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate.  If we are unable to obtain sufficient insurance at an acceptable cost, a product liability claim or recall could adversely affect our financial condition.  Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical and biotechnology companies with whom we are developing our drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation.  If we are subject to a product liability claim, our product liability insurance may not reimburse us, or be sufficient to reimburse us, for any expenses or losses we may suffer.  A successful product liability claim against us, if not covered by, or if in excess of, our product liability insurance, may require us to make significant compensation payments.  These payments would be reflected as expenses on our statement of operations and reduce our earnings.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals, and are subject to federal, state, EU, national and local laws and regulations governing the use, storage, handling and disposal of those materials and specified waste products.  We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials, including fires and/or explosions, storage tank leaks and ruptures; and discharges or releases of toxic or hazardous substances.  These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties.  The occurrence of any of these events may significantly reduce the productivity and profitability of a particular manufacturing facility and adversely affect our operating results.

We currently maintain environmental liability, property, business interruption and casualty insurance with aggregate maximum limits of €115 million, which are limits that we believe to be commercially reasonable.  If we fail to comply with environmental regulations, we could be subject to criminal sanctions and/or substantial liability for any damages that result, and any such liability could be significant.

Strategic Alliances, page 25

6.	Please provide draft disclosure for inclusion in your future periodic reports that expands the discussion to disclose:
• The aggregate milestone payments, the range of royalty rates, and the term and termination provisions of the Baxter International agreement, Merck Serono, and Pfizer agreements; and
• The range of royalty payments payable under the GlaxoSmithKline agreement.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure, with respect to the GlaxoSmithKline agreement.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

GlaxoSmithKline

We began work with GSK on a Micropump formulation of Coreg in 2003.  The product was approved by the FDA in October 2006 and launched in March 2007. Pursuant to the supply agreement with GSK, we produce Coreg CR microparticles on a cost plus basis. To date, we have received $23 million in milestone payments from GSK and are eligible to receive an additional $2 million if certain milestones are achieved. Turnover of Coreg CR through December 31, 2009 amounted to $251 million on which we recognized royalty revenue of $8.8 million.  We are eligible to receive low to mid single digit royalty payments on net sales of Coreg CR.  This agreement expires on the later of: (1) ten (10) years from the date of the first commercial sale of product in such country, or (2) the expiration of the last to expire Flamel patent right in such country.

In response to the Staff’s request to include the aggregate milestone payments, the range of royalty rates and the term and termination provisions of the Baxter International, Merck Serono and Pfizer agreements, the Company respectfully informs the Staff that it has reviewed the requirements of Form 20-F and concluded that additional disclosure is not required and would not be useful to investors.  These agreements are the type of agreements that are entered into by the Company in the ordinary course of business.  Each of the three agreements relates to a project that is at an early stage of development and for which there is no guarantee that development will progress as anticipated or that a commercial product will ever be realized.  The potential payments under the agreements are contingent on a number of factors, such as clinical, regulatory and market success, all of which are subject to numerous risks and uncertainties.  While the Company has in the past disclosed on a retrospective basis certain up front payments, technology access payments or initial milestones that it has received, due to the uncertainties associated with development and commercialization activities in the pharmaceutical industry generally and the Company’s business in particular, those historical revenues are neither indicative of future payments nor of a consistent or predictable future revenue stream.  The Company believes that the disclosure of potential payments that may never be made to the Company would not be useful to investors and could be confusing.  The specificity of such information also could undermine the Company’s efforts to explain the risks of the Company’s business and create a false impression among shareholders and potential investors of the likelihood of receipt of such payments.

In addition to the Company’s belief that this information would not be useful to investors, the Company also believes that the disclosure of such financial and commercial information would result in competitive disadvantages and the release of confidential information of the Company and its collaborative partners.  Such disclosure would compromise the Company’s competitive position in negotiations with future partners and would weaken its ability to command improved economic terms.

7.
We note the statement on page 25 that with respect to many of your agreements you are precluded from disclosing the identity of the partner and/or the molecule(s) on which you are collaborating.  We also note the statement on page 58 that you have no material contracts on file with the Commission.  These statements may tend to suggest that required material documents have not been filed with the Commission.  Please confirm that you have filed all exhibits required to be filed under the Instructions to Exhibits to Form 20-F.  The Commission has established procedures whereby you may request that portions of the documents you file with the Commission may be accorded confidential treatment.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

The Company acknowledges the Staff’s comment.  The Company confirms that all exhibits required to be filed under the Instructions to Exhibits to Form 20-F are on file.  If the Company determines that any of its agreements are material, it will file such agreements in accordance with the Commission’s rules and request confidential treatment if appropriate.

Patents and Proprietary Technology, page 26

8.
We note you have 464 patents and a number of pending patent applications.  Please provide draft disclosure for inclusion in your future periodic reports that discusses your material patents or groups of related patents.  The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s), product candidate(s), or technology that are dependent on the patent(s) or groups of patents, and disclose when the patent(s) expires.

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

 Patents and Proprietary Technology

Patents and other proprietary rights are essential to our business. All of our contracts are dependent on our technology being patent protected. As a matter of policy we seek patent protection of our inventions and trademarks and also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Generally, we first file a patent application covering an invention in France and in the United States (provisional application). Within one year, we file a U.S. non provisional patent application for that invention together with an international patent application pursuant to the Patent Cooperation Treaty (PCT).

In addition to seeking patent protection in the United States and France, to further protect the inventions that we consider important to the development of our business, from the PCT we will generally prosecute patent applications in Europe, Japan, Canada, and key foreign markets on a selective basis: therefore, in addition to the above-named countries, we also have patents granted or patent applications pending in a number of other countries, including Mexico, Brazil, China, India and South Korea.

In selected cases, an invention developed jointly by Flamel Technologies and a partner may be assigned to the partner. The information provided herein does not include such patent applications.

As of December 31, 2010, we owned approximately [   ] U.S.and [   ] foreign patents and [   ] U.S. and [      foreign patent applications, Our material patents include the following:

•
The method of micro-encapsulation that is the basis for the Micropump platform, which has been issued a patent in the U.S. that expires in 2015 and patents in Argentina, Brazil, Canada, Japan, Israel, South Africa, Germany, Spain, France, United Kingdom, Italy and India that expire in 2015 ;

•
A pending US patent application concerning coating formulations efficacious to delay the release of active ingredient after ingestion that would expire in 2022. Foreign patent applications are pending in Brazil, Canada, Europe, Japan, Korea, Mexico and would expire in 2022. This technology has been issued patents in China, Hong Kong, Israel, India, Singapore and South Africa (expiry in 2022) and in  France (expiry in 2021)

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

•
Patents that relate to microencapsulated aspirin (Asacard), which have been issued in the U.S. in Austria, Belgium, Switzerland, Liechtenstein, Denmark, Spain, France, United Kingdom, Italy, Greece, Ireland, Netherlands, Portugal, Sweden and in Japan and expire in 2014;

•
A stable controlled release ready-to-use suspension which has been issued a patent in Australia, China, Austria, Belgium, Switzerland, Liechtenstein, Germany, Spain, France, United Kingdom, Italy, Ireland, Luxembourg, Netherlands, Portugal, Sweden, Turkey, India, Mexico, South Africa that expire in 2023. Patent applications are pending in Brazil, Canada, Israel, Japan, Korea. A notice of allowance has been received for the U.S.

•
A series of 7 patent application families which cover our abuse deterrent technology Trigger-Lock ™. These patents are pending in the U.S., Europe, Japan and other countries and would expire between 2025 and 2030.

•
Methods of producing polyaminoacids for use in delivering proteins and peptides, which have been issued patents in the U.S. that expire between 2016 to 2024 and in Europe that expire between 2016 to 2025;

•
Medusa® nanoparticles of polyaminoacids for delivering proteins and peptides such as insulin, interferon and interleukins which have been issued patents in Europe that expire in 2024. Corresponding patent applications are pending in the U.S., Japan, India and other countries.

•
Medusa® microparticles of polyaminoacids for the extended delivery of proteins and peptides whose patent applications are pending in Europe, Japan, the U.S. and other countries. They would expire in 2027 and 2028;

During 2010, we were granted [   ] new patents and filed for [   ] new patent applications with the French Patent Office and for corresponding U.S. provisional patent applications. We have also filed [   ]Patent Cooperation Treaty (PCT) extensions of cases first filed in 2009 and also filed for the corresponding direct U.S. non provisional patent applications.

We can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

There can be no assurance that we will be granted patents in respect of the claims in any of our currently pending or future patent applications, and we can offer no assurance that in the event any claims in any of our issued patents are challenged by one or more third parties, that any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable or sufficiently broad in scope to protect our proprietary rights. Also, the nature of the process for obtaining patents and the extent of protection provided by patent laws varies from country to country. We can offer no assurance, therefore, that the issuance to us in one country of a patent covering an invention will be followed by the issuance to us in other countries of patents covering the same invention or that any judicial interpretation of such patents will be uniform in multiple jurisdictions. Furthermore, even if our patents are determined to be valid, enforceable and broad in scope, we can offer no assurance that competitors will not be able to design around such patents.

Item 5.  Operating and Financial Review and Prospects, page 37

9.
For each of your research and development projects identified in products under development beginning on page 18, please provide draft disclosure for inclusion in future periodic reports that includes the following information:

• The costs incurred by you during each period presented and to date on the project;
• The nature, timing and estimated costs to be incurred by you necessary to complete the project;
• The anticipated completion dates;
• The period in which material net cash inflows from significant projects are expected to commence; and
• The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.  Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on each project.

To the extent that you are unable to estimate costs and timing to complete the project, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

The Company does not maintain research and development costs by project because it does not believe such disclosure would be useful to investors.  As discussed in prior correspondence with the Staff in September 2005,  the Company’s research and development efforts are either funded by partners or funded internally. The internally funded research and development efforts are generally in the early stages of development, and Flamel will subsequently seek partners. Internal projects can benefit from the research and development efforts funded by partners and vice versa. Consequently, Flamel believes that its research and development costs should be viewed as a whole.

Furthermore, the Company is organized so that its internal services source both internal research programs and a variety of partner-sponsored research programs. The costs of such internal support services would need to be allocated across all projects, which Flamel believes would not provide the investors with any additional useful financial information given the fungible nature of its research and development efforts.

Flamel has disclosed under note 3 to its Consolidated Financial Statements (“License, Research and Consulting Agreements”), the terms of certain key license, research and consulting agreements, revenues recognized and certain payments made to offset costs incurred for capital expenditures, equipment, building and fixtures.

Under these agreements, Flamel generally signs a licensing agreement to provide exclusive rights for the use of Flamel’s patented technology and for its know-how. These rights are obtained for a specific geographical zone and particular active ingredient. The license agreement generally defines the conditions and characteristics of the research development program in order to obtain commercialization of the new product(s). Prior to execution, Flamel and its partners negotiate the terms of the research programs, including the activities to be executed and the resources allocated by Flamel. The programs are funded by the partner, and Flamel has no obligation to repay the partner.

Based on the above circumstances, Flamel believes that separate disclosure of the costs incurred by contract is not necessary for the investor to understand the effects on the financial statements.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

Results of Operations
Operating Revenues, page 41

10.
We note that cost of products and services sold represented 88% of related revenues during 2007, 71% in 2008 and 85% in 2009.  Please provide draft disclosure for inclusion in future periodic reports that explains the significant decrease in the costs of sale during 2008 in light of your statement that these costs/revenues relate only to the Coreg Cr sold to GSK on a cost-plus basis.

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

In 2009, product sales and services revenues totaled $11.9 million, $13.5 million in 2008 and  $19.8 million in 2007, all of which relate to the sale of Coreg CR microparticles to GSK.  Revenues from the sale of Coreg CR microparticles are determined on a cost plus basis, in accordance with the supply agreement and product requirements from GSK.  In 2007, the company faced higher than expected production costs for the first full year of production amounting to $1.5 million.  The corresponding $1.8 million of revenues were deferred pending mutual agreement between the Company and GSK as to interpretation of the cost plus arrangement.  These revenues were subsequently recognized in 2008.

Consolidated Financial Statements
1.5.  Revenue Recognition, page F-8

11.
You state here that revenue includes reimbursements of research and development costs.  Please provide draft disclosure for inclusion in future periodic reports that describes how you account for the reimbursements.

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

Revenue includes upfront licensing fees, milestone payments for R&D achievements, and compensation for the execution of research and development activities.

The manner in which revenue related to compensation for the execution of research and development activities is accounted for is detailed in the response to comment 12 below.

12.
You state here that you recognize revenues for research and development activities based on the number of hours worked, while your compensation may be limited to the number of hours that were projected at the time of contract.  Please tell us why you believe it is reasonable to recognize revenues based on the number of hours worked, rather than the number of hours allocated in the project for the task completed.

The Company acknowledges the Staff’s comment and would like to clarify how and when it recognizes revenue and compensation related to research and development activities.  Compensation to be earned under a contract is determined based on the projected hours to be worked. This compensation is recognized as revenue proportionally to the actual number of hours worked compared to the latest estimated total hours.  For example, if the Company projects compensation of $600 for a task that is initially projected to take 100 hours to complete, but, at the end of period N, the projection for the task to be completed has been revised to 150 hours, then, if at the end of period N, 100 hours have been completed, the Company would recognize $400 in revenues in that period.  The Company believes this approach is reasonable because the revenues are being recognized as the service is performed.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

To further clarify this revenue recognition approach, the Company intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

1.5	Revenue recognition:

Revenue includes upfront licensing fees, milestone payments for R&D achievements, and compensation for the execution of research and development activities. Where agreements have more than one deliverable, a determination is made as to whether the license and R&D elements should be recognized separately or combined into a single unit of account in accordance with Accounting Standards Codification 605-25, Revenue Arrangements with Multiple Deliverables.  In general, the different elements of these arrangements are recognized as one unit of accounting, as the Company does not have objective and verifiable evidence of the fair value of the undelivered items in the arrangement and because of the interrelated nature of license and R&D activities.

The Company uses a multiple attribution model, referred to as the milestone-based method:

-
As milestones relate to discrete development steps (i.e. can be used by the co-development partners to decide whether to continue the development under the agreement), the Company views that milestone events have substance and represent the achievement of defined goals worthy of the payments.  Therefore, milestone payments based on performance are recognized when the performance criteria are met and there are no further performance obligations.

-
Non-refundable technology access fees received from collaboration agreements that require the Company's continuing involvement in the form of development efforts are recognized as revenue ratably over the development period.

-
Research and development work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized proportionally to the actual number of hours worked compared to the latest estimated total hours. Costs incurred under these contracts are considered costs in the period incurred. Payments received in advance of performance are recorded as deferred revenue and recognized in revenue as services are rendered.

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured.

The Company receives royalty revenues under a license agreement with a third party that sells products based on technology developed by the Company. There are no future performance obligations on the part of the Company under this license agreement. The license agreements provide for the payment of royalties to the Company based on sales of the licensed product. The Company records these revenues based on actual sales that occurred during the relevant period and classified these revenues in ‘Other Revenues’.

The Company signs feasibility study agreements. Revenue is recognized over the term of the agreement as services are performed.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

1.6.  Governmental Grants, page F-9

13.
Please provide draft disclosure for inclusion in future periodic reports that states how you determine that you are released from your obligation to repay the government grants.  Please clarify whether the granting authorities have any approval or consent rights to your decision to discontinue research and development.

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company intends to include in its next Annual Report on Form 20-F the following revised disclosure, or substantially similar disclosure.  Portions of the disclosure that reflect proposed revisions from the 2009 Form 20-F have been underlined for convenience.

The Company receives funds to finance R&D projects. These funds are repayable on commercial success of the project. In the absence of commercial success, the Company is released of its obligation to repay the funds and as such the funds are recognized in the Income Statement as ‘Other Income’.  The absence of commercial success must be formally confirmed by the granting authority.  Should the Company wish to discontinue the research and development to which the funding is associated, the granting authorities must be informed.

Keira Nakada
U.S. Securities and Exchange Commission
January 21, 2011

* * * * * * *

Enclosed with this letter is a letter from Flamel acknowledging its responsibilities with respect to the disclosure.   Flamel respectfully believes that its responses and proposed disclosure modifications contained herein are responsive to the Staff’s comments.

Sincerely,

/s/ Amy Bowerman Freed

Amy Bowerman Freed
Hogan Lovells US LLP

cc:           Mr. Stephen Willard, Flamel Technologies
Ms. Sian Crouzet, Flamel Technologies
Mr. William I. Intner, Hogan Lovells US LLP
Mr. G. Allen Hicks, Hogan Lovells US LLP

FLAMEL TECHNOLOGIES
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VÉNISSIEUX CEDEX (France)
☎ : 33 (0) 472 78 34 34
Fax : 33 (0) 472 78 34 35

January 21, 2011

CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY

Dear Ms. Nakada:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the "Commission") in a letter dated December 21, 2010 with respect to the above-referenced Form 20-F, Flamel Technologies S.A. (the "Company") hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: [signature]
Name: Stephen H. Willard
Title: Chief Executive Officer

Usine de Pessac : 11, Avenue Gustave Eiffel - 33608 Pessac Cedex - Tél. : 33 (0) 557 26 07 70 - Fax : 33 (0) 556 36 58 91
Société Anonyme au Capital de 2 951 947 € - FCS Lyon B 379 001 530 - SIREN 379 001 530 - Code NAF 7211Z